November 22, 2006

Securities and Exchange Commission

100 F Street N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:  Dale Welcome

Re:          Rinker Group Limited

Form 20-F for the Fiscal Year Ended March 31, 2006

File No. 001-31823

Filed May 23, 2006

Ladies and Gentlemen:

This letter is in response to the comments received by Rinker Group Limited (the “Company”) from the Staff of the Commission by letter dated November 14, 2006, relating to the above-referenced Annual Report on Form 20-F, File No. 001-31823 (the “Annual Report”). The Company acknowledges the Staff’s comments and will revise our disclosure in future Annual Reports on Form 20-F as requested.

In response to the Staff’s request, the Company acknowledges that:

A.            it is responsible for the adequacy and accuracy of the disclosure in its filings;

B.            Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

C.            it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (561) 820-8469 with any further questions or comments regarding the responses in this letter.

Very truly yours,

/s/ Tom Burmeister

Tom Burmeister